Exhibit 99.1
2, place de la Coupole
La Défense 6
92400 Courbevoie, France
Fax: + 33 (1) 47 44 68 21
Catherine Enck
Tel.: + 33 (1) 47 44 37 76
Patricia Marie
Tel.: + 33 (1) 47 44 45 90
Paul Floren
Tel.: + 33 (1) 47 44 45 91
Christine de Champeaux
Tel.: + 33 (1) 47 44 47 49
Bertille Aron
Tel.: + 33 (1) 47 44 67 12
Isabelle Cabrol
Tel.: + 33 (1) 47 44 64 24
Charles-Edouard Anfray
Tel.: + 33 (1) 47 44 65 55
Franklin Boitier
Tel.: + 33 (1) 47 44 59 81
Philippe Gateau
Tel.: + 33 (1) 47 44 47 05
Burkhard Reuss
Tel.: + 33 (1) 47 44 21 19
Lisa Wyler
Tel.: +33 (1) 47 44 38 16
TOTAL S.A.
Share capital:
€5,981,907,382.50
Registered in Nanterre:
R.C.S. 542 051 180
www.total.com

Paris, March 26, 2007
Refining & Marketing Appointments
Effective April 1, Benoît LUC is appointed Senior Vice President, Strategy, Business Development and R&D, at Total Refining & Marketing, succeeding Jean-Jacques Mosconi, who has been appointed Senior Vice President, Strategic Planning for the Group.
Effective March 1, Manuel OLIVIER succeeded Benoît Luc as CEO of Total Italia, which is part of Total Marketing Europe.
Effective February 1, Momar NGUER succeeded Manuel Olivier as Vice President, Aviation Fuel, which is part of the Specialties business.

Benoît LUC, 50, graduated from the Ecole Spéciale des Travaux Publics, du Bâtiment et de l’Industrie (ESTP) engineering school in Paris in 1981. After beginning his career in Morocco, he joined Total in 1984 in Lille. He was appointed Sales and Development Manager for oil cards in 1987, before becoming International Payment Card Project Manager for Europe in 1991. He was then Sales & Marketing Manager at Petrogal in Portugal from 1993 to 1995, when he was appointed Vice President, Business Development & Strategy for Total Overseas. Mr. Luc became CEO of Total Oil Turkiye in 1996, and subsequently Senior Vice President, Marketing Development from 1999 to mid-2001. Since then, he has been COO and CEO of Total Italia and is a member of the Refining & Marketing Management Committee.

Manuel OLIVIER, 48, is a graduate of the Ecole Central engineering school in Paris. He began his career as an analytical engineer with Bureau Véritas in Paris, then at the National Oil Institute in Caracas, Venezuela. After holding various positions in the International Business Department at Aluminium Péchiney, he joined Orkem’s Strategy Department in 1988, where he was responsible for the Bostik acquisition. Bostik is now part of the Adhesives business of Total Chemicals. After three years as Vice President, Marketing, at Bostik Europe, Mr. Olivier moved to the Specialties business at Total Refining & Marketing in 1993, where he later headed Total Lubrifiants International, Total Fluides and, from end-2001, Air Total International.

2, place de la Coupole
La Défense 6
92400 Courbevoie, France
Fax: + 33 (1) 47 44 68 21
Catherine Enck
Tel.: + 33 (1) 47 44 37 76
Patricia Marie
Tel.: + 33 (1) 47 44 45 90
Paul Floren
Tel.: + 33 (1) 47 44 45 91
Christine de Champeaux
Tel.: + 33 (1) 47 44 47 49
Bertille Aron
Tel.: + 33 (1) 47 44 67 12
Isabelle Cabrol
Tel.: + 33 (1) 47 44 64 24
Charles-Edouard Anfray
Tel.: + 33 (1) 47 44 65 55
Franklin Boitier
Tel.: + 33 (1) 47 44 59 81
Philippe Gateau
Tel.: + 33 (1) 47 44 47 05
Burkhard Reuss
Tel.: + 33 (1) 47 44 21 19
Lisa Wyler
Tel.: +33 (1) 47 44 38 16
TOTAL S.A.
Share capital:
€5,981,907,382.50
Registered in Nanterre:
R.C.S. 542 051 180
www.total.com

Momar NGUER, 50, is a graduate of Ecole Supérieure des Sciences Economiques et Commerciales (ESSEC) business school. He began his career in 1982 in Hewlett Packard’s Finance Department. He joined Total Africa in 1984, where from 1985 to 1991 he was Vice President, Marketing at Total Senegal, before being appointed Vice President, Retail Network and Consumers at Total Africa in Paris, a position he held until 1995. Mr. Nguer was subsequently CEO of Total Cameroon until 1997, then CEO of Total Kenya from 1997 to 2000, when he was appointed Executive Vice President, Total East Africa & Indian Ocean.
* * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com